Exhibit 4.1

Date: 15 October, 2015

CONVERTIBLE LOAN

issued by TRILLIUM POND AG

DATE:     15 October, 2015
This instrument (this Note) is made by TRILLIUM POND AG, a company incorporated in Switzerland whose address is at c/o CVSL AG, Hertensteinstrasse 51 6004, Luzern (Company) under the authority of its articles of association and pursuant to a resolution of the board of directors passed at a meeting on 12 October, 2015 to issue a convertible promissory loan note with a principal amount of £2,811,404 (two million eight hundred eleven thousand four hundred four pounds).

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE COMPANY), IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

1.	Interpretation

1.1	The definitions and interpretative provisions in Schedule 1 apply to this instrument.

1.2
Words and expressions used in this instrument (unless otherwise defined or unless the context otherwise requires) will have the meanings given to them in the share purchase agreement dated on or about the date of this instrument relating to the sale and purchase of the entire issued share capital of Stanley and made or to be made between CVSL Inc., a company incorporated in the State of Florida whose offices is at 2400 North Dallas Parkway Suite 230 Plano, Texas 75093-4371 (CVSL), the Company, Robert Way and Andrew Cohen (SPA).

2.	Description of the Note
The principal amount of the Note is £2,811,404 (two million eight hundred eleven thousand four hundred four pounds). The Note as and when issued will, subject to the terms of this instrument, rank equally and rateably without discrimination or preference as an obligation of the Company. This Note is one of a pair of Notes of equal tenor issued on the date hereof (together, the Notes) pursuant to the terms of the SPA.

3.	Interest and redemption covenant

3.1	The Company hereby promises to pay to the Holder, through the redemptions or Conversions set forth below, the principal amount of the Note.
3.2.1 On each of the following dates (each a “Cash Redemption Date”), the Company will redeem the following principal amounts of the Note by making the following cash payments of the principal amount to the Holder: (i) on the 14th day of each of the first six months after the Issue Date a redemption of £7,667 of principal amount shall be made; (ii) on the 14th day of each of the 7th through 36th months after the Issue Date a redemption of £15,335 of principal amount shall be made. In addition, on each Cash Redemption Date set forth above the Company shall pay to the Holder a cash interest payment equal to the number derived by dividing two percent of the then outstanding principal amount of the Note on such Cash Redemption Date by 12. Each of the preceding payments of principal being referred to as a (“Cash Redemption Payment”). Schedule A annexed hereto sets forth each Cash Redemption Payment, each cash interest payment and each Cash Redemption Date.

3.2.2	If during the First Milestone Period and/or the Second Milestone Period (as applicable) other than with the prior written consent of the Holder:

(a)	Stanley and Betterware have continued to conduct their businesses as a direct to consumer businesses in the manner as contemplated by the Company and Stanley;

(b)
neither Stanley nor Betterware have entered into any transaction other than on arm’s length terms, except for inter-company transactions with CVSL and its subsidiaries where shared costs have been allocated on a fair and reasonable basis;

(c)	neither Stanley nor Betterware have acquired any shares or any interest in any company, partnership or business; and

(d)
the employment of Robert Way by Betterware has not been terminated by Betterware (unless properly for breach in accordance with the service agreement between Robert Way and Betterware dated on or about the Issue Date), then on the First Milestone Date and/ or the Second Milestone Date if either (i) the EBITDA for the First Milestone Period and/or Second Milestone Period has declined by ten percent (10%) or more but less than fifteen percent (15%) of the EBITDA for the twelve months prior to the Management Accounts Date or (ii) the consolidated revenue of Stanley and its subsidiaries (including, but not limited to, Betterware) for the First Milestone Period and/or Second Milestone Period declines by five percent (5%) or more but less than ten percent (10%) of Stanley and its subsidiaries’ (including, but not limited to, Betterware) consolidated revenue for the twelve months prior to the Management Accounts Date, then the Company shall have the right, in its sole discretion, to reduce the Cash Redemption Payments due on each of the 12 Cash Redemption Dates subsequent to (x) the First Milestone Date, if either (i) or (ii) has occurred with respect to the First Milestone Period and/or (y) the Second Milestone Date, if either (i) or (ii) has occurred with respect to the Second Milestone Period, to fifty percent of the Cash Redemption Payment set forth in Section 3.2.1(the amount no longer being paid in cash being referred to as the (“Reduction Amount”) and to Convert the Reduction Amount by the issuance on each of the 12 Cash Redemption Dates subsequent to the First Milestone Date and/ or the Second Milestone Date, as applicable such number of shares of Common Stock as shall equal the Reduction Amount divided by the Conversion Price.
3.2.3 If all of clauses 3.2.2(a), (b), (c) and (d) apply, then on the First Milestone Date and/or the Second Milestone Date if either (i) the EBITDA for the First Milestone Period and/or Second Milestone Period has declined by fifteen percent (15%) or more of the EBITDA for the twelve months prior to the Management Accounts Date or (ii) the consolidated revenue of Stanley and its subsidiaries (including, but not limited to, Betterware) for the First Milestone Period and/or Second Milestone Period declines by ten percent (10%) or more of Stanley and its subsidiaries’ (including, but not limited to, Betterware) consolidated revenue for the twelve months prior to the Management Accounts Date, the Company shall have the right, in its sole discretion to Convert the entire Cash Redemption Payments due on each of the 12 Cash Redemption Dates subsequent to (x) the First Milestone Date, if either (i) or (ii) has occurred with respect to the First Milestone Period and/or (y) the Second Milestone Date, if either (i) or (ii) has occurred with respect to the Second Milestone Period by the issuance on each of the 12 Cash Redemption Dates subsequent to the First Milestone Date and/ or the Second Milestone Date, as applicable of such number of shares of Common Stock as shall equal the applicable Cash Redemption Payment divided by the Conversion Price. Any payment made under clause 3.2.2 or this clause 3.2.3 by the issuance of shares of Common Stock shall be referred to as a Stock Reduction Redemption Payment.

3.3
The Company will redeem £768,450 in principal amount of the Note (each such amount being redeemed being referred to as an “Annual Payment”) on each of the (i) twelfth monthly Redemption Date after the Issue Date(the “First Stock Redemption Date”), (ii) the 24th monthly Redemption Date after the Issue Date (the “Second Stock Redemption Date”) and the (iii)thirty sixth monthly Redemption Date after the Issue Date (the “Third Stock Redemption Date”), by the payment of cash on such Stock Redemption Date unless prior to such Stock Redemption Date the Company has either provided a Company Notice (as defined in clause 3.4), to the Holder indicating its intent to pay the Annual Payment by issuing shares of Common Stock or not provided any Company Notice and is deemed in accordance with clause 3.4 to have elected to Convert the Annual Payment into shares of Common Stock. Subject to the provisions of clause 4, if the Company indicates its intent to pay any Annual Payment by issuing Common Stock or is deemed to have done so, such number of shares of Common Stock equal to £768,450 divided by the Conversion Price shall be issued to the Holder on the six month anniversary of each applicable Stock Redemption Date (each an “Extended Redemption Period”) and upon such issuance the principal amount will be reduced by the Annual Payment for which Common Stock has been issued, unless prior to the fifth day prior to the termination of the Extended Redemption Period the Holder provides the Company with a Holder Cancellation Notice or is deemed to have provided a Holder Cancellation Notice and in such event no shares of Common Stock shall be issued but the principal amount of the Note shall continue to be reduced by the Annual Payment in accordance with the provisions of clause 4. Schedule A annexed hereto sets forth each principal amount to be paid in cash or shares of Common Stock on each Stock Conversion Date.

3.4
Subject to the last sentence of this clause 3.4, the Company may at any time in the period commencing on the Issue Date and ending on the date that falls 10 Business Days (exclusive) before each Stock Redemption Date, notify the Holder in writing (including the information set out in a Notice of Conversion) whether it intends to redeem the portion of the Note due to be redeemed by payment in cash or by Conversion of the portion of the Note due to be redeemed into shares of Common Stock on the relevant Extended Stock Redemption Date (Company Notice). Notwithstanding the foregoing, if Holder does not receive an applicable Company Notice, then the Company shall be deemed to have elected to Convert the amount due to be redeemed. Except with the written consent otherwise of the

Holder, no notice given or deemed given by the Company under this clause 3.4 will be effective or deemed effective for any purpose, when there is an Event of Default outstanding.

3.5
Notwithstanding the provisions of clauses 3.2 and 3.3 the Company may redeem in cash any portion of this Note that is outstanding in multiples of not less than £5,000 (five thousand pounds) at any time on giving not less than five Business Days’ notice in writing to the Holder. Upon any such early redemption the Company shall pay interest on the amount redeemed at the rate of 2% per annum (compounded annually) from the date of issuance of this instrument to the date of actual payment.

3.6
If any amount is payable in cash under this instrument it will be paid in cash by electronic transfer for same-day value in English Pounds Sterling to the accounts designated in writing by the Holder from time to time. Any amounts so payable which are due on a day that is not a Business Day will be deemed to be due on the next succeeding Business Day.

3.7
Subject to clause 3.10 of this Note, all payments due in relation to the Note will be paid in full on the due date without set-off or counterclaim and free and clear of and without deduction for any present or future Taxes.

3.8 This Note and the Common Stock issuable upon conversion of this Note are free from all taxes, liens, claims and encumbrances and shall not be subject to pre-emptive rights or other similar rights of shareholders of the Company and will not impose personal liability on the Holder.

3.9
If within the first six months immediately following the issuance of this Note, Stanley or Betterware engage in a debt financing, the Company agrees to use or procure that at least half of the net proceeds derived from the financing to redeem a portion of the outstanding balance of this Note, applying the redemption payments to be made under this clause 3.9 in direct order of the Cash Redemption Payments or Annual Payments due hereunder, so that the first amount to be redeemed will be the next succeeding Cash Redemption Payment or Annual Payment, as the case may be, due after the closing of the debt financing.

3.10 The outstanding principal amount of this Note shall be reduced by the amount of any Agreed Claim in accordance with the terms of paragraphs 1.5 and 1.6 of schedule 3 of the SPA. If the Cash Outlay payment obligations of the Holder under Section 1.6 (a) of the SPA are not satisfied by the Holder, the Company shall have the right, in its sole discretion, to suspend all payments and accruals due to the Holder under this Note until such time as the Holder has satisfied its Cash Outlay payment obligations under paragraph 1.6(a) of schedule 3 of the SPA. From and after the time the Company’s payment obligations under this Note shall have resumed following a suspension, each remaining Cash Redemption Date and Stock Redemption Date shall be extended by the amount of time that the payment obligations under this Note were suspended under this clause 3.10.

4.	Holder’s option

4.1
The Holder shall, at any time in the period commencing on the day falling 10 Business Days (exclusive) before the applicable Stock Redemption Date and terminating on the fifth Business Day prior to the expiration of the applicable Extended Redemption Period, notify the Company in writing that the Holder (i) if the Company elects to Convert or is deemed to have elected to have Converted the relevant portion of the Note, agrees to the Company’s decision or deemed decision to Convert the portion of the Note due to be redeemed to the Holder in accordance with the terms set forth in the Conversion Notice (Holder Conversion Notice)or (ii) intends to cancel the portion of the Note due to be Converted ( Holder Cancellation Notice) which cancellation shall be irrevocable and with immediate effect from receipt of the Notice by the Company and/or CVSL resulting in the immediate cancellation of the portion of the Note due to be redeemed and no shares of Common Stock shall be issuable upon the portion of the Note that has been cancelled and the principal amount of the Note shall be reduced by the cancelled amount.

4.2
In the event that the Holder does not issue a Holder Conversion Notice in accordance with clause 4.1, he shall be deemed to have issued a Holder Cancellation Notice and the portion of the Note due to be redeemed by the Holder on or prior to the expiration of such Extended Redemption Period shall automatically be cancelled with immediate effect, the principal amount of the Note shall be reduced by the cancelled amount and no shares of Common Stock shall be issuable upon the portion of the Note that has been cancelled.

5.	Additional Conversion right of the Holder

5.1	Any of the following is a Conversion Event:

5.1.1	failure by the Company to repay the cash portion of the Note then due on or within five Business Days after the applicable Cash Redemption Date or any cash payment the Company elects to make; and/or

5.1.2	the disposal of all or substantially all of the share capital or assets of the Company or the CVSL; and/or

5.1.3	any of the matters set out in clause 14.1 occurring.

5.2
Following the occurrence of a Conversion Event the Holder may (but is not obliged to) request a Conversion in respect of all or any part of this Note at any time (notwithstanding that a portion of the Note may not yet be due for redemption under clause 3) by issuing a Notice of Conversion and the date of the Notice of Conversion shall be deemed a Stock Redemption Date, on the basis of clause 7 and the provisions of clause 6 will apply.

6.	Provisions relating to Conversion

6.1
Subject to clause 6.2, within fifteen (15) Business Days of receipt by the Company of a Holder Conversion Notice or a Notice of Conversion (Issuance Deadline), the Company shall cause to be issued and delivered to or upon the order of the Holder certificates for the Common Stock issuable upon such Conversion.

6.2
Upon receipt of any Holder Conversion Notice or Notice of Conversion, the Company and CVSL will use best endeavours to obtain all necessary approvals of the NYSE MKT or any other market upon which the Common Stock is then traded or any other approvals of any other person that may be necessary or desirable (together, the Regulatory Approvals), to the issue of such Common Stock to such Holder. If all such approvals are not received on or prior to the Issuance Deadline, and except with the prior written consent of the Holder, any Company Notice and/or Holder Conversion Notice or Notice of Conversion will, for all purposes, be deemed ineffective and the Company will, within two Business Days thereafter, redeem such portion of the Note then due to such Holder (together with all applicable interest) in cash in accordance with clause 3.

6.3
The Company and CVSL agree that upon the first date on which the Company has received (i) a Holder Conversion Notice or Notice of Conversion and (ii) all Regulatory Approvals (within the timeline set out in clause 6.2) (such date the Conversion Date), the Holder shall be deemed to be the holder of record of the Common Stock issuable upon such Conversion and the outstanding aggregate principal amount of this Note shall be reduced to reflect such Conversion.

6.4
Except as provided for in the SPA, if CVSL and the Company have given a Notice of Conversion and received a Holder Conversion Notice or if the Company has received a Notice of Conversion, and in either case the Company and/ or CVSL have received all Regulatory Approvals, the Company’s obligation to cause the certificates for Common Stock to be issued and delivered shall be absolute and unconditional, irrespective of the absence of any action by the Holder to enforce the same, any waiver or consent with respect to any provision thereof, the recovery of any judgment against any person or any action to enforce the same, any failure or delay in the enforcement of any other obligation of the Company to the holder of record, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder of any obligation to the Company or CVSL, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Holder in connection with such Conversion.

7.	Conversion Price and the Maximum Share Amount

7.1	Except as set forth in clause 14.1, the conversion price (Conversion Price) shall be calculated as follows:

7.1.1
in respect of each Annual Payment it shall equal the greater of (i) weighted average of the closing prices for the Common Stock for each of the ten trading days ending with the trading day five Business Days preceding the applicable Stock Redemption Date and (ii) the weighted average of the closing prices for the Common Stock for each of the ten (10) trading days ending with the trading day five (5) Business Days preceding the date of issue of the Holder Conversion Notice or the Notice of Conversion; and

7.1.2
in respect of any issuance of shares of Common Stock in accordance with clause 3.2 , it shall equal the greater of (i) weighted average of the closing prices for the Common Stock for each of the ten trading days ending with the trading day five Business Days preceding the applicable First Milestone Date or Second Milestone Date and (ii) the weighted average of the closing prices for the Common Stock for each of the ten (10) trading days ending with the trading day five (5) Business Days preceding the applicable Cash Redemption Date.

7.2
Unless permitted by the applicable rules and regulations of the principal securities market on which the Common Stock is then listed or traded, in no event shall the Company cause to be issued upon Conversion of or otherwise of the Notes more than the maximum number of shares of Common Stock that CVSL can issue pursuant to any rule of the principal United States securities market on which the Common Stock is then traded without obtaining shareholder approval (Maximum Share Amount). Once Common Stock equal to the Maximum Share Amount has been issued:

7.2.1
the Company will as soon as reasonably practicable, but in any event within two Business Days of reaching the Maximum Share Amount, notify the Holder in writing that the Maximum Share Amount has been reached;

7.2.2
CVSL shall use reasonable endeavours following the date of the Maximum Share Amount having been reached, to cause the Maximum Share Amount to be lawfully increased to satisfy in full the Conversion Right under this instrument.

7.3
If CVSL fails to lawfully increase the Maximum Share Amount prior to the applicable Cash or Stock Redemption Date in accordance with clause 7.2.2, the Company shall be required to pay any remaining unpaid balance of this Note due on the applicable Cash or Stock Redemption Date in cash to the Holder within two Business Days of the applicable Issuance Deadline and otherwise in accordance with clause 3.6.

8.	Obligations of the Company
The Company and CVSL covenant that if and until this Note has been redeemed in full, CVSL will reserve from its authorized and unissued Common Stock a sufficient number of shares, free from pre-emptive rights, to provide for the issuance of Common Stock to satisfy in full the stock issuance obligations set forth in clause 3.2, 3.3 and 5. The Company and CVSL warrant and represent that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. In addition, if CVSL shall issue any securities or make any change to its capital structure that would change the number of shares of Common Stock into which this Note may Convert at the then current Conversion Price, CVSL shall at the same time make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from pre-emptive rights, for Conversion of the full unpaid principal amount of the Notes.

9.	General undertaking
The Company covenants with the Holder that, except with the prior written consent of the Holder, from and after the date of this instrument until all the Company’s and CVSL’s obligations under this instrument have been discharged, the Company will ensure that the Note at all times constitutes a direct, unconditional and general obligation of the Company.

10.	Events of Default
Each of the following is an Event of Default:

10.1
failure by the Company to pay in full on the due date any sum payable to the Holder under, and in the manner required by, this instrument or, within five Business Days after the due date, unless such failure results solely from a technical problem in relation to the transfer of funds for which the Company is not responsible;

10.2
failure by the Company or CVSL to comply duly and punctually with any of the material obligations, covenants or undertakings contained in this instrument or the SPA and, in the case only of those material obligations, covenants or undertakings that are capable of being remedied, such failure is not so remedied within five Business Days after the Company has become aware of the breach;

10.3
the Company or CVSL suspends or threatens to suspend all or a substantial part of its operations, or all or a substantial part of the Company or CVSL’s assets are expropriated by any governmental or other competent authority;

10.4
a meeting is convened or a petition is presented (unless it is demonstrated to the reasonable satisfaction of the Holder that the petition is frivolous or vexatious and such petition is set aside within 14 days of presentation), or an order is made or an effective resolution is passed for the winding-up of the Company or CVSL, except for the purposes of a reconstruction or amalgamation whilst solvent on terms previously approved in writing by the Holder acting reasonably;

10.5	an order is made or a petition is presented for the appointment of an administrator to the Company or CVSL;

10.6
a distress, execution or other legal process is levied against any of the assets of the Company or CVSL in respect of any single claim in excess of £1,000,000 (one million pounds) and is not discharged or paid within 14 days;

10.7	an encumbrancer takes possession or a receiver or administrative receiver is appointed of the whole or any part of the assets or undertaking of the Company or CVSL;

10.8	the Company or CVSL;

10.8.1.
ceases or suspends generally payment of its debts, or announces an intention to do so, or is unable to pay its debts, or is deemed unable to pay its debts within the meaning of section 123 (1) (e) or (2) Insolvency Act 1986 (being statute of England and Wales);

10.8.2.	commences negotiations with one or more of its creditors with a view to the general readjustment or rescheduling of all or any class of its indebtedness in excess of $5,000,000;

10.8.3.	proposes, or its directors make a proposal for, a voluntary arrangement under part I of the Insolvency Act 1986 (being statute of England and Wales);

10.8.4.	enters into any composition or other arrangement for the benefit of its creditors generally or any class of creditors; or

10.8.5.	a moratorium is declared in respect of its indebtedness;

10.9	any event occurs that, under the applicable law of any relevant jurisdiction, has an analogous or equivalent effect to any of the events described in clauses 10.4 to 10.8 (inclusive) occurs.

11.	Immediate redemption on an Event of Default
On the occurrence of an Event of Default and at any time after its occurrence while that Event of Default is Continuing, the Holder may, without prejudice to the conversion rights under clause 5 and any other rights and remedies available to him by written notice to the Company, demand the immediate redemption in cash of any portion of this Note that was to be paid in cash and the immediate redemption of any portion of this Note that was to be paid by the issuance of shares of Common Stock, together with all accrued interest and other monies payable under this instrument and the Company will pay all such sums immediately and otherwise in accordance with clause 3.6.

12.	Holder, trustees
The Holder will be recognised by the Company as entitled to his Note free from any equity, set-off or cross-claim on the part of the Company against the original or any intermediate holder of the Note.

13.	Register of Holders

1.1
The Company will at all times keep at its registered office an accurate register of Holders showing the principal amount of the Notes for the time being remaining in issue and the names and addresses of the Holder or Holders. If the Company is notified of the transfer of any portion of this Note as provided in clause 21 or of any change of name or address of a Holder, the register will be altered accordingly and without charge.

1.2
Any Holder or any person authorised by a Holder is entitled to inspect the register of Holders during normal business hours, upon at least 48 hours’ prior written notice of the intention to inspect the register.

14.	Effect of certain events

14.1.
If at any time prior to the redemption or Conversion in full of the Note, any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock of CVSL shall be changed into the same or a different number of shares of another class or classes of stock or securities of CVSL or another entity, or in case of any sale or conveyance of all or substantially all of the assets of the Company other than in connection with a plan of complete liquidation of CVSL, then the Holder shall thereafter have the right to receive upon Conversion, upon the basis and upon the terms and conditions specified herein and in lieu of the Common Stock immediately theretofore issuable upon such Conversion, such stock, securities or assets that the Holder would have been entitled to receive in such transaction had the Note Converted in full immediately prior to such transaction (without regard to any limitations on Conversion set forth herein and if the Holder so elects then upon receipt of such stock, securities or assets, the Note shall be deemed paid in full) and if such event occurs after a Stock Redemption Date but prior to the expiration of the relevant Extended Redemption Period, then the applicable Conversion Price for determining the Holder’s entitlement in respect of any Annual Payments shall be the greater of (i) weighted average of the closing prices for the Common Stock for each of the ten trading days ending with the trading day five Business Days preceding the applicable Stock Redemption Date and (ii) the weighted average of the closing prices for the Common Stock for each of the ten (10) trading days ending with the trading day five (5) Business Days preceding the date of consummation of the event.

In any such case appropriate provisions shall be made with respect to the rights and interests of the Holder to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Conversion Price and of the number of Conversion Shares issuable upon Conversion) shall thereafter be applicable, as nearly as may be practicable in relation to any securities or assets thereafter deliverable upon the Conversion hereof. If CVSL and/or the Company shall affect any transaction described in this clause, the Company will:

14.1.1
give, written notice as soon as reasonably practicable of the actual or intended consummation of, such merger, consolidation, exchange of shares, recapitalization, reorganization or other similar event or sale of assets; and

14.1.2
the Company and CVSL undertake to ensure that the resulting successor in title or acquiring entity of CVSL (if not CVSL) shall assume by binding written instrument addressed to the Holder all obligations of the Company under or pursuant to this instrument.

14.2.
If the Company shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to the Company’s shareholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (Distribution), then the Holder shall be entitled, upon any Conversion after the date of record for determining shareholders entitled to such Distribution, to receive the amount of such assets that would have been payable to the Holder with respect to the shares of Common Stock issuable upon such Conversion had such Holder been the holder of such shares of Common Stock on the record date for the determination of shareholders entitled to such Distribution.

14.3.
Upon the occurrence of each adjustment or readjustment of the Conversion Price as a result of the events described in this clause 14, the Company, at its expense, shall reasonably promptly compute in good faith such adjustment or readjustment and prepare and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, promptly upon the written request at any time of the Holder, furnish to such Holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon Conversion.

14.4.
Except as otherwise provided below, the Holder shall have no rights as a holder of Common Stock except following a Conversion. CVSL shall provide the Holder with prior notification of any meeting of CVSL’s shareholders (and copies of proxy materials and other information sent to shareholders, at the same time at which it is sent to such shareholders). In the event of any taking by CVSL of a record of its shareholders for the purpose of determining shareholders who are entitled to receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire (including by way of merger, consolidation, reclassification or recapitalization) any share of any class or any other securities or property, or to receive any other right, or for the purpose of determining shareholders who are entitled to vote in connection with any proposed sale, lease or conveyance of all or substantially all of the assets of CVSL or any proposed liquidation, dissolution or winding up of CVSL, CVSL shall serve notice on the Holder, at least twenty (20) days prior to the record date specified therein (or thirty (30) days prior to the consummation of the transaction or event, whichever is earlier), of the date on which any such record is to be taken for the purpose of such dividend, distribution, right or other event, and a brief statement regarding the amount and character of such dividend, distribution, right or other event to the extent known at such time.

14.5.
At any time following Conversion, the Holder may liquidate a maximum number of shares of Common Stock equal to the greater of (a) ten percent (10%) of the aggregate previous fiscal quarter’s average daily trading volume per day of all shares of common stock of CVSL and (b) 15,000 (fifteen thousand) shares of Common Stock per day (Leak-out Limit). Notwithstanding anything to the contrary in the immediately preceding sentence or otherwise in this instrument, in no event may the Holder liquidate in any day a number of shares of Common Stock which exceed twenty percent (20%) of the aggregate previous fiscal quarter’s average daily trading volume per day of all shares of Common Stock of CVSL without CVSL’s prior written consent. The Holder may carry-over any amount of shares of Common Stock that are not liquidated in any day to any day which follows in the same week (through Friday of such week) ; however no shares may be accrued and carried over to the following week. Except as set forth below and with respect to shares carried over as permitted by this sentence, the Holder may not liquidate shares of Common Stock in excess of the Leak-out Limit in any single day regardless of any prior liquidation of shares of Common Stock by the Holder.

14.6.
Clause 14.5 above shall not apply to (i) transfers of Common Stock to any member of the immediate family of the Holder, or to any trust for the direct or indirect benefit of the Holder and/or the immediate family of the Holder, or (ii) transfers of Common Stock to a corporation, partnership, limited liability company, or other entity that controls or is controlled by, or is under common control with, the Holder, or is wholly-owned by the Holder and/or by members of the immediate family of the Holder, provided that in the case of any such transfer, the transferee shall sign and deliver an agreement to be bound by substantially the same transfer restrictions as are set forth in clause 14.5 and this clause 14.6. Further, clause 14.5 shall not prevent the Holder or its assignees from tendering Common Stock into a bona-fide, third-party tender offer or a tender offer conducted by CVSL, or from receiving, in any third-party acquisition of CVSL effected by way of a merger or consolidation of CVSL with or into any third party, or a similar transaction, the same consideration for each share of Common Stock (including the shares of Common Stock issuable upon conversion of this Note) as is received by other CVSL shareholders for their shares of Common Stock.

14.7.
Further, and subject to clause 14.8 below, clause 14.5 shall not prevent the Holder or its assignees from (i) transferring Common Stock to a bona-fide, third party institutional investor in an arm’s length transaction, or (ii) tendering Common Stock in a bona-fide, third-party tender offer or a tender offer conducted by CVSL, or from receiving, in any third-party acquisition of CVSL effected by way of a merger or consolidation of CVSL with or into any third party, or a similar transaction, the same consideration for each share of Common Stock into which the Note may be converted immediately prior to such event as is received by other CVSL shareholders for their shares of Common Stock.

14.8.
Before the Holder may make any transfer of Common Stock pursuant to clause 14.7, the Holder shall provide CVSL written notice, including all material terms of an anticipated transfer, and allow CVSL five business days from receipt of such notice to notify the Holder whether or not CVSL will purchase the Common Stock on the terms provided in the written notice (the Offer Notice). If, in the five business day period CVSL chooses not to purchase the Common Stock at the terms proposed by the Holder in the Offer Notice, or fails to state whether or not CVSL will purchase the Common Stock at the proposed terms in the Offer Notice, the Holder shall have ten business days to complete the transfer of Common Stock to a bona-fide third-party investor at the same terms as proposed to CVSL in the Offer Notice. If the Holder does not complete the transfer of the Common Stock offered in the Offer Notice within the ten business day period, and/or has any variation in the terms of in the Offer Notice provided to CVSL, the Holder must give a written updated notice (Update Notice) to CVSL of the anticipated transfer which shall include any and all information on timing and terms of the proposal. The Holder shall then allow CVSL 48 hours from its receipt of the Update Notice to notify the Holder whether or not CVSL will purchase the Common Stock on the terms provided in the most recent Update Notice provided to CVSL. If, in the 48 hour period CVSL chooses not to purchase the Common Stock at the terms proposed by the Holder in the Update Notice, or fails to state whether or not CVSL will purchase the Common Stock at the proposed terms in the Update Notice, the Holder shall have ten more business days to complete the transfer of Common Stock to a bona-fide third-party investor at the same terms as proposed to CVSL in the most recent Update Notice. The above sequence of events shall apply to any proposed transfer from the Holder and shall continue as long as the Holder is attempting to make the transfer.

15.	Foreign currency election

15.1
Subject to clauses 15.2 to 15.4 (inclusive) below, the Holder may elect that the Note (to the extent not Converted) shall be paid in U.S. dollars. To be effective, the election must be submitted by the Holder in writing to the Company not less than 28 days and not more than six months before the redemption of all or any part of the Note. In each case the Company shall, on the relevant Redemption Date, pay to the Holder an amount in U.S. dollars obtained by converting the principal amount outstanding of such Note into U.S. dollars (at the spot rate for the purchase of U.S. dollars with sterling prevailing at the date 30 days before the relevant Redemption Date ).

15.2
If the amount payable in U.S. dollars under this clause 15 would otherwise exceed the amount in U.S. dollars obtained by converting 100.5% of the sterling principal amount outstanding of this Note into U.S. dollars at the spot rate for the purchase of U.S. dollars with sterling at 12.00 am on the relevant Redemption Date, the latter amount shall be substituted therefor.

15.3
If the amount payable in U.S. dollars under this clause 15 would otherwise be less than the amount in U.S. dollars obtained by converting 99.5% of the sterling principal amount outstanding of such Note into U.S. dollars at the spot rate for the purchase of U.S. dollars with sterling at 12.00 am on the relevant Redemption Date, the latter amount shall be substituted therefor.

15.4	The Company shall determine the spot rate in good faith for the purpose of this clause 15.

16.	Remedies

16.1	The remedies provided in this instrument are cumulative and in addition to all other remedies available at law or in equity, including specific performance and/or other injunctive relief.

16.2
If any payment due from the Company is not paid on the due date the Company shall pay interest on the overdue amount at a rate equal to the higher of 5% per annum and 3% over the base rate of Barclays Bank PLC from time to time from the date the payment is due until actual payment (compounding monthly).

17.	No waiver
No failure or delay by the Holder in the exercise of any power, right or privilege in this instrument operates as a waiver of that power, right or privilege, nor will any single or partial exercise of that power, right or privilege preclude other or further exercise or the exercise of any other right, power or privilege.

18.	Amendments
This instrument may only be amended by an instrument in writing signed by the Company and the Holder representing two thirds of the aggregate principal of this Note then outstanding.

19.	Cancellation
Any portion of this Note that has been Converted or redeemed will automatically be cancelled and will not be reissued.

20.	Assignments
The Company may not assign or transfer all or any part of its rights and/or obligations under this instrument.

21.	Legal and regulatory restrictions

21.1	The shares of Common Stock issuable upon Conversion may not be sold or transferred unless:

21.1.1	such shares are sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (Securities Act); or

21.1.2
CVSL or its transfer agent shall have been furnished with an opinion of counsel (which opinion shall be obtained at the Holder’s expense, and shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that the shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration; or

21.1.3	such shares are sold or transferred pursuant to Rule 144 (Rule 144) under the Securities Act of 1933, as amended (Securities Act).

21.2	Each certificate for shares of Common Stock issuable upon Conversion shall bear a legend substantially in the following form, as appropriate:
“NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

21.3	The legend set forth at clause 21.2 will be removed and the Company shall issue to the Holder a new certificate therefore free of any transfer legend if:

21.3.1
CVSL or its transfer agent shall have received an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale or transfer of such Common Stock may be made without registration under the Act, which opinion shall be accepted by CVSL so that the sale or transfer is effected; or

21.3.2
in the case of the Common Stock issuable upon Conversion, such security is registered for sale by the Holder under an effective registration statement filed under the Act or otherwise may be sold pursuant to Rule 144 without any restriction as to the number of securities as of a particular date that can then be immediately sold.

22.	Costs
The Company will pay the costs, including any legal fees, incurred by the Holder in relation to the enforcement of this instrument or any insolvency, reorganisation, receivership or other proceedings in relation to the Company or CVSL affecting creditors’ rights, or any other proceedings in connection with this instrument, in addition to all other amounts due under this instrument.

23.	General
Any provision in this instrument that is held by any competent court or tribunal to be illegal or unenforceable will to the extent necessary be regarded as omitted from this instrument and the enforceability of the remainder will not be affected.

24.	Notices

24.1
All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or electronic mail addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by electronic mail, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

24.1.1	If to the Company or CVSL, to:
CVSL Inc.
Attn: John Rochon Jr.
2400 Dallas Parkway Suite 230
Plano, Texas USA 75093
Email: mhowe@richmont.net
With a copy to (which copy shall not constitute notice):
Gracin & Marlow, LLP
Attn: Leslie Marlow, Esq.
The Chrysler Building, 26th Floor
405 Lexington Ave.
New York, NY 10174
Email: lmarlow@gracinmarlow.com

24.1.2	If to the Holder, to:
Robert Way
Email: robway1@hotmail.co.uk
With a copy to (which copy shall not constitute notice):
Fladgate LLP
Attn: Julian Lewis
16 Great Queen Street
London WC2B 5DP
Email: jlewis@fladgate.com and mneedham@fladgate.com

25.	Process agent

25.1	The Company and CVSL each:

25.1.1
irrevocably appoint Kleeneze Limited and any successor in business (Process Agent) as its agent to accept notices or service of process in the United Kingdom in relation to any document initiating or otherwise connected with any court proceedings arising out of or in connection with this instrument;

25.1.2	agree to notify the Holder in writing of any change of address of such Process Agent within 30 Business Days of the change of address; and

25.1.3
if such Process Agent ceases to be able to act under this clause 25 or ceases to have an address in England and Wales, irrevocably agrees to appoint a replacement Process Agent (New Process Agent) reasonably acceptable to the Sellers and after such appointment reference to the Process Agent in this clause will be read as reference to the New Process Agent and to give to the Buyer notice of such appointment within thirty (30) Business Days.

25.2
Without affecting the effectiveness of service under any other method set out in clause 24 service of notices or process upon the Process Agent (with a copy sent to the Company and CVSL) at its address given in clause this clause 25 or elsewhere within the jurisdiction of the courts of England and Wales for the time being in force will constitute good service on the Company and/or CVSL (as applicable).

26.	Governing law and jurisdiction

26.1	The construction, validity and performance of this instrument are governed by and construed in accordance with the law of the State of New York.

26.2
The Company, CVSL and the Holder agree that courts of New York have non-exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute that may arise out of, or in connection with, this instrument and for such purposes each of them irrevocably submits to the non-exclusive jurisdiction of such courts.

27.	Execution as a deed
This instrument has been executed as a deed but is not delivered until it has been dated.

Schedule 1
Definitions and interpretation
(Clause 1)

1.	The provisions of this Schedule 1 apply to the interpretation of this instrument.

2.	The following words and expressions have the following meanings:

Annual Payment	has the meaning given to it in clause 3.3

Business Day	any day on which clearing banks in the City of London are open for business.

Betterware	Betterware Limited, registered in England and Wales with company number 7962214

Cash Redemption Date	has the meaning given to it in clause 3.2.2.

Common Stock
fully paid and non- assessable shares of CVSL’s common stock, par value $0.0001 per share, as such common stock exists on the Conversion Date, or any shares of capital stock or other securities of the Company into which such common stock shall hereafter be changed or reclassified.

Company Notice	has the meaning given to it in clause 3.4.

Conversion	redemption of this Note (or any part thereof) by the issue of Common Stock pursuant to clause 3.2, 3.3 or 5 and Convert and Converted shall be construed accordingly.

Conversion Price	has the meaning given to it in clause 7.1.

CVSL	has the meaning given to it in clause 1.2.

EBITDA
the consolidated earnings of Stanley and its subsidiaries (including, but not limited to Betterware):
before interest, taxes, depreciation and amortization, the expenses for services that are charged to Stanley and/or its subsidiaries (including, but not limited to, Betterware) by CVSL and/or the Company and/or their Subsidiaries and the expenses for services shared with CVSL and/or the Company and/or their subsidiaries and which are allocated to Stanley and/or its subsidiaries (including, but not limited to, Betterware); and
save as may be inconsistent with paragraph (a) above, calculated on a basis consistent with the Management Accounts.

Event of Default
as defined in clause 10 and, including any event or the existence of any circumstances that, with the giving of notice, the lapse of time, the making of any determination of materiality, the satisfaction of any applicable condition or any combination of them would be likely to constitute an Event of Default as contemplated by clause 10.

Extended Redemption Period	has the meaning given to it in clause 3.3

First Milestone Date	the twelve month anniversary of the Issue Date

First Milestone Period	the twelve month period prior to the First Milestone Date

First Stock Redemption Date	has the meaning given to it in clause 3.3

Holder Cancellation Notice	has the meaning given to it in clause 4.1.

Holder	Robert Way and/or the holder or holders of this Note for the time being.

Holder Conversion Notice	has the meaning given to it in clause 4

Issue Date	the date of issuance of the Note.

Issuance Deadline	has the meaning given to it in clause 6.1.

Leak-out Limit	has the meaning given to it in clause 14.5.

Management Accounts	has the meaning given to it in the SPA.

Management Accounts Date	12 September 2015.

Maximum Share Amount	has the meaning given to it in clause 7.2.

New Process Agent	has the meaning given to it in clause 25.1.3.

Notice of Conversion	a notice in substantially the form set out in Schedule 2.

Process Agent	has the meaning given to it in clause 25.1.1.

Offer Notice	has the meaning given to it in clause 14.8

Regulatory Approvals	has the meaning given to it in clause 6.2.

Redemption Date[s]	any of the Cash Redemption Dates set forth in clause 2.2.

Second Stock Redemption Date	has the meaning given to it in clause 3.3.

Second Milestone Date	the twenty four month anniversary of the Issue Date

Second Milestone Period	the twelve month period prior to the Second Milestone Date

SPA	has the meaning given to it in clause 1.2.

Stanley	Stanley House Distribution Limited, registered in England and Wales with company number 7960280

Stock Redemption Date	any of the First Stock Redemption Date, the Second Stock Redemption date or the Third Stock Redemption Date

Stock Reduction Redemption Payment	has the meaning given to it in clause 3.2

Taxes	any taxes, duties, levies, imposts, fees, or other charges or withholdings of any nature now or in the future imposed by any governmental, fiscal or other authority.

Third Stock Redemption Date	has the meaning given to it in clause 3.3

Update Notice	has the meaning given to it in clause 14.8.

3.	Any reference to the Insolvency Act 1986 (a statute of England and Wales) includes any statutory amendment.

4.	In this instrument:

4.1	Continuing in the context of an Event of Default is to be construed as follows:

4.1.1
so that, where the underlying circumstances which caused that Event of Default are incapable of remedy, the Event of Default is Continuing, unless and until it has been expressly waived and any conditions of such waiver have all been fulfilled to the satisfaction of the Holder;

4.1.2
so that, in any other case, that Event of Default is Continuing unless and until either it has been expressly waived and any conditions of such waiver have all been fulfilled to the satisfaction of the Holder, or the underlying circumstances which caused that Event of Default have been remedied to the reasonable satisfaction of the Holder; or

4.1.3
so that, in the case of the late delivery of a document which is subsequently satisfactorily delivered, or the withdrawal or settlement of a claim the existence or pursuance of which constituted an Event of Default, that Event of Default is not Continuing once the underlying circumstances no longer apply;

4.2
month means a period starting on one day in a calendar month and ending on the corresponding day in the next succeeding calendar month, unless that corresponding day is not a Business Day, in which case it will end on the next Business Day, unless that falls in another calendar month, in which case it will end on the immediately preceding Business Day, and months is be construed accordingly, except that where a period starts on the last Business Day in a month or there is no corresponding day in the month in which the period ends, that period will end on the last Business Day in the later month;

4.3
writing includes email transmission legibly received, except in relation to any certificate, forecast, report, notice, resolution or other document which is expressly required by this instrument to be signed, and written has a corresponding meaning; and

4.4	a time of day is a reference to New York time.

5.	Unless otherwise stated, a reference to a clause, party or schedule is a reference to respectively a clause in or a party or schedule to this instrument.

6.	The clause headings are inserted for ease of reference only and do not affect the construction of this instrument.

Schedule 2
Notice of Conversion
The undersigned hereby notifies CVSL INC., a Florida corporation (Company) of his election to convert £_________________ principal amount of the Note (defined below) into that number of shares of Common Stock to be issued pursuant to the conversion of the Note (Common Stock) as set forth below, of CVSL INC., a Florida corporation according to the conditions of the convertible note (the Instrument) dated as of the date written below. No fee will be charged to the Holder for any conversion, except for transfer taxes, if any.
The Company shall issue a certificate or certificates for the number of shares of Common Stock set forth below (which numbers are based on the calculation attached hereto) in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

Date of intended Conversion: _____________
Applicable Conversion Price (if known): £____________
Number of Shares of Common Stock to be Issued Pursuant to Conversion of the Note (if known): ______________
Amount of Principal Balance Due remaining Under the Note after this conversion: ______________

IN WITNESS WHEREOF, the Company has caused this instrument to be signed in its name by its duly authorized officer this.

TRILLIUM POND AG

By: /s/ John P. Rochon
Name: John P. Rochon
Title: Chief Executive Officer and President

CVSL hereby agrees to do all those things and take all such actions as are described in this instrument as to be done or taken:
CVSL INC.

By: /s/ Robert Way
Name: Robert Way